                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             THROUGH MARCH 28, 2000

                            ------------------------

  PTC INTERNATIONAL         PTC INTERNATIONAL         POLSKA TELEFONIA
   FINANCE II S.A.        FINANCE (HOLDING) B.V.     CYFROWA SP Z O. O.
   (Exact name of            (Exact name of            (Exact name of
Registrant as specified   Registrant as specified  Registrant as specified
   in its charter)           in its charter)           in its charter)

 41 Avenue de la Gare       Strawinskylaan 3705     Al Jerozolimskie 181
  L-1611 Luxembourg          1077 ZX Amsterdam         02-222 Warsaw
  011 353 485 0501            011 31 406 4444        011 48 22 573 6000
(Address, including zip   (Address, including zip  (Address, including zip
  code, and telephone       code, and telephone      code, and telephone
 number, including area    number, including area   number, including area
 code, of registrant's     code, of registrant's    code, of registrant's
  principal executive       principal executive      principal executive
       offices)                  offices)                 offices)

                            ------------------------

               Indicate by check mark whether the registrant files
            or will file annual reports under cover Form 20-F or Form
                                      40-F.

                              Form 20-F  x  Form 40-F
                                        ---           ---

                Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No   x
                                     ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                                ---

POLSKA TELEFONIA CYFROWA SP. Z 0.0 (PTC) REPORTS
FOURTH QUARTER AND YEAR END 1999 RESULTS

WARSAW - MARCH 27, 2000 - PTC, (www.eragsm.com.pl) Polish leading wireless provider, today announced its results for the full fiscal year ended December 31, 2000. Amounts are presented in Polish Zloty and according to International Accounting Standards.


Background of the release
o        Licenses
                  Formed in December 1995, PTC was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of the GSM network and, in September 1996, started offering services to subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth and development. In August 1999, we were the only Polish mobile operator granted a nationwide GSM 1800 License, also on a 15-year non-exclusive basis. The GSM 1800 License will enable us to substantially enhance call volume capacity, particularly in major urban centers. We commenced services under the GSM 1800 License on March 1, 2000.

o        Subscriber Numbers
                  As of December 31, 1999, we had approximately 1.75 million subscribers representing 124% year over year growth. We had approximately 1.39 million post-paid subscribers and 365,000 pre-paid subscribers. The total subscriber growth gave us approximately 44.7% of the total wireless market share. By mid March 2000, we announced the addition of our 2 millionth subscriber.

o        Employee Numbers
                  As of December 31, 1999, we had 2,606 employees, including 1,523 in sales, marketing and strategy, 667 in network operations and 416 in finance, administration and director general. Eleven employees were expatriates seconded from either DeTeMobil or MediaOne. According to the planned changes in the shareholders structure on March 1, 2000, Mr. Wojciech Ploski replaced Mr. Karim Khoja at the position of Director of Strategy, Marketing and Sales Department and member of Management Board.

o        Headquarters in Warsaw
                  During year 1999, we completed our transition and consolidation into our new corporate headquarters' in Warsaw.

o        Released total Fiscal Year 1999 results ending December 31, 1999
                  We sent our total Fiscal Year 1999 results ending December 31, 1999 to Securities and Exchange Commission, Washington, D.C. on March 27, 2000.

o        Shareholders structure
                  In December 1999, Elektrim S.A. transferred 47.9998% of its ownership in PTC to Elektrim Telekomunikacja (in which Vivendi S.A. has 49% ownership). Elektrim S.A. retained 0.0002% of its direct ownership in PTC. On March 23, 2000, DeTeMobil acquired the ownership of MediaOne International B.V., a wholly owned subsidiary of MediaOne (which has 22.5% ownership of PTC). DeTeMobil has 45% of direct and indirect ownership in PTC.


Operational Highlights for 1999
o        Subscriber Growth
                  The total Polish wireless market grew more than 100% to approximately 11% penetration, or 3.9 million subscribers, in 1999. During 1999, we more than doubled the number of subscribers from 780,740 at the end of 1998 to 1,751,475 at the end of 1999. Our pre-paid subscribers accounted for 20.8% of the total number of our customers that still showed the increase in number of TAK TAK customers from 183,158 at the end of 1998 to 365,155 at the end of 1999. Gaining about 1 million of subscribers during last year placed us at the first position among telecommunication companies both fixed line and wireless and put us on the same shelf as TPSA with its almost 1 million new adds. That was the first year when the wireless sector attracted more subscribers than fixed line companies. In 2000, we anticipate to attract more than 1 million new additions.

o        NEW TARIFFS AND VALUE-ADDED SERVICES
                  We introduced new tariffs in 1999 which included Halo, Plain and Simple, VIP and 1/2 for the post paid subscribers and You and Me and All Day tariffs for the pre paid subscribers. We also introduced special business tariffs plans. We introduced night pricing zone from 11.00 PM to 6.00 AM, with the lowest per minute price available in all available tariffs.

                  We also developed additional value-added services through ERANET, our internet service, combining internet access with an email address and delivers messages directly to our subscriber's handset. We were the first to launch the friends and families service for pre-paid and post-paid and cheaper minutes packages. Other value-added services introduced in 1999 were fax and data services and conference calling, as well as number of box products targeted for specific market segments: VIP, One/Two, and XL box. Additionally, we offered to our pre-paid subscribers the option to recharge their accounts at an ATM (automated teller machine) machine.

o        LOYALTY PROGRAM
                  In October 1999, we launched the only points based program within the Telecommunication sector in Poland. This program allows for our subscribers to build up points to be redeemed for benefits such as Era Merchandise, free air-time, or other awards from our exclusive partners including LOT Polish Airlines, British Airways, Panasonic and Kodak. By the end of 1999, there were approximately 800,000 subscribers participating in this program.

o        Churn Management
                  "Churn" refers to disconnected subscriptions, either voluntary or involuntary. In 1999, 1998 and 1997, the average monthly churn rate was 2.6%, 2.2% and 2.2%, respectively. Monthly churn during the year 1999 decreased from 3.7% in January to less than 1.9% in

                  December. This result is best in class while comparing European and US market. The reduction in churn is believed to be the result of our Loyalty program, new tariff plans, market segmentation, and value-added services.

o        Network Build-out
                  As of December 31, 1999, we met our license requirements by covering approximately 84.4% of the geographic area and 95% of the population in Poland. We continued to build our SDH microwave backbone and we expect that the initial phase of the roll-out of this microwave backbone will be completed in the second quarter of 2000, which will help us to reduce our dependence on leased lines.

                  At the end of 1999, the total network investments reached PLN 3,347.3 million. This was for both network assets of PLN 2,237.8 million and licences fees of PLN 1,109.5

o        GSM 1800 Award
                  In August 1999, we were the only operator award a nationwide GSM 1800 license on a 15 year non-exclusive basis. Both our competitors, Polkomtel and Centertel, have only license to operator GSM 1800 in the 10 major cities and 4 transit way in Poland.


Operational Goals for 2000
o        Launch of GSM 1800 service
                  We launched GSM 1800 service on March 1, 2000. These additional frequencies give us additional capacity and bandwidth for both voice and data services. We have and will continue to provide our services and tariff packages as one product.

o        VoIP
                  On December 20, 1999 we, were the first Polish telecommunication operator, to offer to our subscribers, who have data transmission service, the international voice transmission over the internet protocol (VoIP). This new service was viewed as a potential violation of the existing telecommunication's law, and the GSM 900 and 1800 license conditions. In the beginning of year 2000 the inspection from State Telecommunications and Postal Inspection was conduct and on February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection (PITiP) as a result of this inspection. The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000 we received a decision from the Minister of Communications, which rendered the summons invalid. It was determined that we could continue to offer Internet access services (VoIP) for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications. We have been invited to take part in the process of preparing new regulation concerning VoIP.

o        New Products
                  We will continue to create and introduce new products and services for our subscribers during 2000. We are currently testing GPRS platforms with 3 major network suppliers and will choose a platform that will allow us to develop additional products and value-added services for our subscribers. Additionally, we are evaluating the impacts of 3G, also known as UMTS, on our existing business in preparation of any bid by the government. In 2000, we will develop new services using WAP and VPN technology, as well as new pre-paid services on an upgraded platform.

o        Network Deployment Costs and Targets
                  According to our license agreement for GSM 900, we are required to cover 84.9% of the geography of Poland and 95.6% of the population. By the July 2004, we are supposed to attain geographical coverage combined with 900 MHz and 1800 MHz frequencies of 90%. During 2000, we anticipate to spend US$300 million on meeting our coverage requirements and expanding the network to meet subscriber growth.



Financial Highlights for 1999

o        Revenue Growth
                  Total revenues for fiscal year 1999 were 2.592 million PLN (US$ 571,184), an increase of 981,250 PLN (US$ 236,543) or 61%
                  on those of fiscal year 1998. The main source of revenue is airtime, which consists primarily of charges for calls that originate or terminate in the Era GSM network. Other significant revenue source includes monthly service fee, service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, "roaming" calls and revenue from the sale of pre-paid airtime cards. The increase reflects increased customer number by 124% on the previous year, offset by a reduction in average monthly revenues per customer (ARPU) to PLN 154 in the year 1999, from PLN 216 in the year 1998.

                  We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

o        COS
                  Total cost of sales was PLN 1,662.9 million during 1999, as compared with PLN 948.4 million and PLN 511.1 million in 1998 and 1997, respectively. Gross margin was PLN 929.2 million in 1999, as compared with a gross margin of PLN 662.4 million in 1998 and PLN 135.9 million in 1997. As a percentage of net sales, gross margin represented 35.8%, 41.1% and 20.1% in 1999, 1998 and 1997, respectively.

                  The decrease in gross margin as a percentage of net sales from 1998 to 1999 of 5.3% is the result of increased gross losses on sales of telephones and accessories of PLN 332.2 million, which were more than offset by the increase in gross profit from service revenues and fees of PLN 599.0 million, reflecting strong growth in the subscriber base. During 1999, we increased promotional activities, in particular by selling telephones and accessories with the subsidy in an effort to attract subscribers. As a general matter, we do not intend to achieve positive overall margins on sales of telephones and accessories. We believe that a significant majority of future sales and margins will be derived from airtime revenues and monthly service fees rather than activation fees and the sale of telephones and accessories, and that discounts on these latter items will have a decreasing impact upon financial results of operations.

                  Cost of sales for services included interconnect costs of PLN
                  131.6 million for 1999, compared to PLN 77.5 million and PLN
                  32.4 million for 1998 and 1997, respectively.

o        EBITDA Growth
                  After only nine moths of providing wireless services we achieved positive EBITDA firstly in 1997 and we kept it positive till the end of 1999. EBITDA for 1999 was PLN 598 million (US$ 144 million) compared to positive PLN 439 million and PLN 34 million in 1998 and 1997 respectively. Growth in EBITDA of 36.2% was significant due to heavy acquisition cost in 1999 for the 1,751,475 subscribers. The biggest increase in this ratio was reported in last quarter of 1999 when EBITDA increased by 56% from PLN 383 million at the end of Q3 to PLN 598 million at the end of Q4, which was accompanied by 26% of total new adds during 1999.

o        ARPU
                  The average revenue per user (ARPU) in 1999 was PLN 154, PLN 62 or 28% lower than reported at the end of year 1998. The decrease in ARPU reflects huge growth by 124% in subscribers base during 1999. According to growth of Polish economy and wireless market, we realize that mobiles are becoming not only personal voice telecommunication, but much more with all the value-added services. We believe that usage of these devices will have an impact on ARPU.

o        FX Exchange
                  As a result of the depreciation of Zloty in relation to other major currencies, we have incurred a net foreign exchange loss of PLN 150.7 million in 1999, as compared to a net foreign exchange loss of PLN 42.0 million and during 1998. The unrealized FX loss was PLN 143.6 million and PLN 10.9 million in 1999 and 1998 respectively. Data shows increase in the portion of the unrealized FX loss from 26% in 1998 to 95.3% in 1999.

o        Net Income
                  In 1999, the company recorded a net loss of PLN 122.5 m as compared to a Net Income of PLN 5.5 min 1998 and a Net Loss of
                  120.4 m in 1997. The Net Loss was due to the increase of financing costs and foreign exchange exposure despite the growth in EBITDA. The net loss for 1999 reflects mainly an increase in net interest and other financial expenses to PLN
                  398.3 million as compared to PLN 165.8 million and PLN 74.0 million for 1998 and 1997. Although there was an increase in net operating expenses from PLN 381 million in 1998 to PLN
                  612.6 million in 1999, this increase was below our operating plan and inline with subscriber growth.

                  Effective January 1, 1998 the Company has adopted IAS 12 (revised) "Income Taxes" in accounting for its income taxes. The resulting change in accounting policy was applied retrospectively, resulting in a positive adjustment to the opening balance of retained losses of PLN 23,637 as at January 1, 1997. The resulting adjustment to the opening balance of retained loss as at January 1, 1998 resulted in a decrease by PLN 30,748. Additionally, the net loss reported for the year ended December 31, 1997 was decreased by PLN 7,111.

Financing Information
       o Bond Issue in 1999
                  On November 23, 1999, our financial subsidiary, PTC International Finance B.V., issued Senior Subordinated Guaranteed Notes for the aggregate principal amount of Euro
                  300.0 million and US $150.0 million to fund future network capital construction and operating growth. The 2009 Notes bear an interest rate of 11-1/4% with interest due commencing June 1, 2000 and payable each December 1 and June 1 thereafter. Although the 2009 Notes mature on December 1, 2009, they can be redeemed up to 35% of the initial aggregate principal amount prior to December 1, 2002 and either the whole or any part of the principal amount after December 1, 2004. The 2009 Notes rank equally with the previously issued 2007 Notes, which are also guaranteed on a senior subordinated basis.

       o Refinancing of Senior Debt
                  As of December 31, 1999 we drew down PLN 1,076.6 million under the Bank Credit Facility, which consisted of DM 237.7 million and PLN 570 million. Looking forward to the financing of our business plan, we would like to replace our Bank Credit Facility with the new one extended to the approximate amount of DM 1 billion by Q3 2000. As part of this new facility, we will seek to increase the Polish Zloty portion to limit our foreign debt exposure.

       o Hedging
                  In March 2000, we entered into our first hedging transactions to cover the majority of the next 12 months of committed payments. Our hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks. As an alternative, we may attempt to structure foreign currency liabilities to be broadly in line with the currency basket employed by the National Bank of Poland.


For further information contact:


Malgorzata Zelezinska         Brent Muckridge            Stanislaw Majewski
Investor Relations Manager    Financial Controller       Finance Director
(+48) 22 573 3275             (+48) 22 573 4205          (+48) 22 573 6200
(+48) 602 20 3275             (+48) 602 489 415          (+48) 602 20 6200
mzelezinska@eragsm.com.pl     bmuckridge@eragsm.com.pl   smajewski@eragsm.com.pl

ANNEX 1 PROFIT AND LOSS STATEMENT - SUMMARY LEVEL FROM SEC 20F
        (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS OF PLN)


                               YEAR ENDED        YEAR ENDED          YEAR ENDED
                           DECEMBER 31, 1999  DECEMBER 31, 1998   DECEMBER 31, 1997
                           -----------------  -----------------   -----------------

NET SALES                          2,592,061        1,610,811           647,062

COST OF SALES                     (1,662,851)        (948,414)         (511,149)
                                  ----------       ----------        ----------
GROSS MARGIN                         929,210          662,397           135,913

OPERATING EXPENSES                  (612,559)        (381,275)         (186,595)
                                  ----------       ----------        ----------
OPERATING PROFIT/(LOSS)              316,651          281,122           (50,682)

NON-OPERATING ITEMS
Interest and other
financial income                      58,042           21,398            35,651
Interest and other
financial expenses                  (456,305)        (187,197)         (109,652)
                                  ----------       ----------        ----------
(LOSS)/INCOME BEFORE TAXATION
                                     (81,612)         115,323          (124,683)

TAXATION (CHARGE)/BENEFIT
                                     (40,891)        (109,807)            4,247
                                  ----------       ----------        ----------
COMPREHENSIVE NET (LOSS)/INCOME
                                    (122,503)           5,516          (120,436)
                                  ==========       ==========        ==========

ANNEX 2  BALANCE SHEET - SUMMARY LEVEL FROM SEC 20F
                  (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS ON PLN)

                                              AT                   AT
                                      DECEMBER 31, 1999     DECEMBER 31, 1998
                                      -----------------     -----------------

CURRENT ASSETS
Cash and cash equivalents                     1,095,509              5,695
Short-term investment                           198,468                 --
Debtors and prepayments                         409,410            253,585
Accounts receivable from
                                                 54,835             85,064
State Treasury
Inventory                                       183,980             75,946
                                             ----------         ----------
                                              1,942,202            420,290

DEFERRED TAX ASSET, NET                              --              2,766

LONG-TERM ASSETS
Tangible fixed assets, net                    2,573,905          1,671,182
Intangible fixed assets, net                  1,050,775            629,404
Financial assets                                301,829                 --
Deferred cost                                    85,253             30,759
                                             ----------         ----------
                                              4,011,762          2,331,345
                                             ----------         ----------
TOTAL ASSETS                                  5,953,964          2,754,401
                                             ==========         ==========

CURRENT LIABILITIES                           1,179,204            571,763

LONG-TERM INTEREST BEARING LIABILITIES        4,578,412          1,890,218

DEFERRED TAX LIABILITY, NET                      27,322                 --

PROVISIONS FOR LIABILITIES AND CHARGES            1,220              2,111
                                             ----------         ----------
TOTAL LIABILITIES                             5,786,158          2,464,092
                                             ----------         ----------
SHAREHOLDERS' EQUITY
Share capital                                   471,000            471,000
Accumulated deficit                            (303,194)          (180,691)
                                             ----------         ----------
                                                167,806            290,309
                                             ----------         ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    5,953,964          2,754,401
                                             ==========         ==========

ANNEX 3  CASH FLOW - SUMMARY LEVEL FROM SEC 20F
                  (INTERNATIONAL ACCOUNTING STANDARDS - IN THOUSANDS OF PLN)

                                                                   YEAR ENDED          YEAR ENDED        YEAR ENDED
                                                               DECEMBER 31, 1999   DECEMBER 31, 1998  DECEMBER 31, 1997
                                                               -----------------   -----------------  -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:

NET (LOSS)/INCOME BEFORE TAXATION                                    (81,612)             115,323            (124,683)

ADJUSTMENTS FOR:
Depreciation and amortization                                        281,697              158,291              76,372
Charge to provision for doubtful debtors                             143,890               90,694              43,714
Charge to provision for inventory                                      4,410               (3,309)              5,009
Other provisions and special funds                                      (891)                 835                 655
Unrealized foreign exchange losses, net                              143,602               10,880              37,806
Loss on disposal of tangibles and intangibles                          8,146                  983                 216
Interest expense, net                                                255,561              123,770              31,801
Other                                                                     --                 (593)                614
                                                                  ----------           ----------          ----------
OPERATING CASH FLOWS BEFORE WORKING CAPITAL CHANGES                  754,803              496,874              71,504

Increase in inventory                                               (110,918)             (38,328)            (14,271)
Increase in debtors, prepayments and deferred cost                  (266,196)            (219,943)           (173,612)
Increase in trade payables and accruals                               93,815               86,406              13,072
                                                                  ----------           ----------          ----------
CASH GENERATED FROM / (USED IN) OPERATIONS                           471,504              325,009            (103,307)

Interest paid                                                       (103,220)             (47,526)            (10,118)
Income taxes paid                                                    (25,549)            (113,668)                 --
                                                                  ----------           ----------          ----------
NET CASH GENERATED FROM / (USED IN) OPERATING ACTIVITIES             342,735              163,815            (113,425)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                (346,019)             (52,855)            (18,677)
Purchases of tangible fixed assets                                  (985,298)            (966,649)           (176,272)
Purchases of short-term investments, net                            (511,603)               5,084              22,934
Proceeds from sale of equipment and intangibles                        7,309                  894               3,932
Interest received                                                      7,277                8,816              15,422
                                                                  ----------           ----------          ----------
NET CASH USED IN INVESTING ACTIVITIES                             (1,828,334)          (1,004,710)           (152,661)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term borrowings                                   487,972              593,870                  --
Proceeds from senior subordinated debt issuance, net               1,843,822                                  479,785
Proceeds from shareholder's loan                                     296,756                   --                  --
Net change in overdraft facility                                     (24,558)              24,558                  --
                                                                  ----------           ----------          ----------
NET CASH GENERATED FROM FINANCING ACTIVITIES                       2,603,992              618,428             479,785

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS               1,118,393             (222,467)            213,699

EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH EQUIVALENTS      (28,579)                   6              11,913

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         5,695       228,156         2,544
                                                                  ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           1,095,509         5,695       228,156
                                                                  ==========    ==========    ==========

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     Date:  March 28, 2000


                                            POLSKA TELEFONIA CYFROWA Sp. z o o.
                                            (Registrant)



                                            By:  /s/ BOGUSLAW KULAKOWSKI
                                                 ----------------------------
                                                 Name: Boguslaw Kulakowski
                                                 Title: Director General



                                            By:  /s/ WOJCIECH PLOSKI
                                                 ----------------------------
                                                 Name: Wojciech Ploski
                                                 Title: Director of Strategy,
                                                          Marketing & Sales